SCHEDULE 14A INFORMATION



           Proxy Statement Pursuant to Section 14(a) of the Securities

                              Exchange Act of 1934


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Filed by a Party other than the Registrant  |X|

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|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
|_| Definitive Proxy Statement
|X| Definitive Additional Materials
|_| Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                               THE EASTERN COMPANY
                (Name of Registrant as Specified in Its Charter)

                             MMI INVESTMENTS, L.L.C.
                   (Name of Person(s) Filing Proxy Statement)

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         0-11.

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|_|  Fee paid previously with preliminary materials.

|_|  Check box if any part of the fee is offset as provided by Exchange Act Rule
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     previously. Identify the previous filing by registration statement number,
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
                                (MMI LETTERHEAD)

                                                          March 10, 1997

                                    IMPORTANT


DEAR FELLOW EASTERN SHAREHOLDER:

You recently got a misleading letter from the panicked management of your company. This letter also included personal attacks on us intended to divert attention from the management's failure to keep its repeated promises to us as shareholders to increase the earnings and share value of your company.

We are not going to respond to the silly personal attacks. However, there are some misleading points in their letter that merit your attention.

First, Eastern takes the ridiculous position that their legal bills to the high-priced, Wall Street firm of Debevoise and Plimpton are our fault. We asked for meetings with the management and were rebuffed. We asked for the names and addresses of our fellow shareholders which were refused. The fact is that Eastern could have avoided all legal fees by having a civilized discussion with all of us as shareholders.

Yet, their fear of having to justify their actions led them to spend over $450,000 after tax of your dollars (based on the company's acknowledgment of costs of 17 cents per share), and perhaps as much as $750,000 pre-tax in a losing battle to keep from telling us the names of our fellow shareholders. Then, the Board has the nerve to blame these runaway fees which they failed to control on MMI.

Second, they use personal attacks and their legal fees as a smokescreen to hide their terrible performance. Even if the Board had not spent a nickel on legal fees, the earnings of your company in 1996 would have been 50 cents per share down 45 percent from 1995's 90 cents per share. The Board has no defense for such a poor performance.

In the face of this dreadful performance, the Board had the nerve to raise Stedman Sweet's salary by $5,000 and worse to reward him for these lower earnings with a bonus 26 percent higher than last year. This is from people who keep saying that they have your interest at heart.

Third, they say they hired Donaldson, Lufkin & Jenrette to examine their strategic plan. We believe they did so only in response to our complaint that they rejected our $15 per share offer without any financial advice whatsoever. So far, DLJ has done nothing to increase shareholders' value.

As reflected in our proxy statement we support the hiring of an independent, outside advisor to solicit bids in an open competition for the company. We support this call for a fair competition so that all Eastern shareholders get the highest price for their shares. We suspect that DLJ was hired as mere "window-dressing" in a transparent attempt to convince you to take seriously their hollow promises of the implementation of the long-awaited so-called "strategic plan". Don't be fooled.

We believe that Eastern's Board of Directors and management, which failed to make an important acquisition even in the midst of a booming economy, is without the vision or expertise to effect results now or in the future, even with what they claim is the help of DLJ, yet another high-priced advisor from Park Avenue working for the continued entrenchment of management.

WE DO SEEK YOUR VOTE FOR OUR 3 NOMINEES TO THE 9 MEMBER BOARD OF DIRECTORS IN ORDER TO CONTINUE TO PRESS THE MANAGEMENT AND THE OTHER BOARD MEMBERS TO TAKE ACTION TO INCREASE YOUR COMPANY'S VALUE, NOT MERELY ENGAGE IN ENDLESS LIP SERVICE. IF ELECTED, WE WILL NOT HAVE CONTROL OF THE BOARD, BUT WE WILL BE IN A POSITION TO HELP GET ACTION IN THE BEST INTEREST OF ALL SHAREHOLDERS.

We encourage you to sign, date and mail the enclosed BLUE proxy card voting for our nominees and supporting our efforts. Do not sign Eastern's White card. Every vote is important! With your help, we will move Eastern into the future.

We thank you for your support.

Sincerely,


/s/ John S. Dyson        /s/ Clay B. Lifflander    /s/ George M. Scherer
---------------------    ------------------------ ------------------------
John S.  Dyson            Clay B.  Lifflander      George M.  Scherer

                                   IMPORTANT

1. Be sure to vote on the BLUE proxy card. Vote "FOR" the MMI nominees and "FOR" the stockholder proposal. We urge you not to sign any proxy card which is sent to you by Eastern, even as a protest vote against the Board of Directors. Remember, each properly executed proxy you submit revokes all prior proxies.

2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the party responsible for your account and direct him/her to vote on the BLUE PROXY CARD "FOR" MMI's nominees, and "FOR" the stockholder proposal set forth by Mr. Ernst Ohnell, who is a participant in MMI's proxy solicitation group. Mr. Ohnell has proposed that Eastern retain an independent investment banking firm to seek proposals for the sale of Eastern to maximize shareholder value. You should also return your MMI proxy by mail once received.

3. If you have any questions or need assistance in voting your shares, please contact:


                             D.F. KING & CO., INC.
                           1-800-859-8511 (toll-free)